SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of November 2006

SCAILEX CORPORATION LTD. (Translation of registrant’s name into English)

3 Azrieli Center
Triangular Tower
Tel Aviv, 67023
Israel
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

On November 5 and 6, 2006, Scailex Corporation Ltd. (the “Company”) filed a report with the Israeli Securities Authority and the Tel Aviv Stock Exchange regarding changes in shareholdings of interested parties, as follows:

1.	Tao Tsout Ltd. purchased on November 2 and 5, 2006, 6,055 ordinary shares of the Company, as follows:

Date	Number of Shares	Purchase Price (NIS)
02/11/06	1,055	30.00
05/11/06	5,000	30.05

2.	After the above mention purchases the holdings status of our interested parties are as follow:

Name of interested parties	Number of Shares	Percentage of the company's shares
		outstanding	Fully diluted
Tao Tsout Ltd.[1]	3,805,984	10%	10%
Ilan Ben Dov	117,062	0.31%	0.31%
Sunny Electronics Ltd.	4,725,935	12.4%	12.4%
Israel Petrochemical Enterprises Ltd.	18,800,255	49.4%	49.3%
Modi Peled (Via Palgo Ltd.)	2,300	0.01%	0.01%
Mivtach Shamir Holdings Ltd.	2,090,200	5.5%	5.5%

[1] The Ben Dov group, which includes Tao Tsout Ltd, Suny Electronics Ltd. and Ilan Ben Dov himself and its wholly owned subsidiaries, hold, as of the date of the report, 8,648,981 ordinary shares of the Company, representing 22.7% of the Company’s issued share capital and on a fully diluted basis.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCAILEX CORPORATION LTD. By: /s/ Yahel Shachar —————————————— Yahel Shachar Chief Executive Officer

November 7, 2006